  Exhibit 99.1

High Tide Provides Timing for Release of Third Quarter 2022 Financial Results and Webcast

The Company Additionally Reports its Cabana Club Loyalty Program has Surpassed 700,000 Members

CALGARY, AB, Aug. 25, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that it will release its financial and operational results for the quarter ended July 31, 2022, after financial markets close on Wednesday, September 14, 2022. High Tide's third quarter 2022 financial and operational results will be available on SEDAR, EDGAR, and on the Company's website at www.hightideinc.com/invest.

High Tide Inc. August 25, 2022 (CNW Group/High Tide Inc.)

Following the release of its third quarter financial and operational results, High Tide will host a webcast with Raj Grover, President and Chief Executive Officer, and Rahim Kanji, Chief Financial Officer, at 5:30 PM Eastern Time on Wednesday, September 14, 2022. The webcast and conference call will discuss High Tide's third quarter 2022 financial and operational results, as well as the Company's plans for the remainder of 2022.

Webcast Link for High Tide Earnings Event:
https://events.q4inc.com/attendee/992967987

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 619859

*Participants will need to enter the participant access code before being met by a live operator*

CABANA CLUB MEMBERSHIP NUMBERS

The Company also announced today that its Cabana Club loyalty program has surpassed the milestone of 700,000 members. This figure represents over 185% growth from the 245,000 members the Cabana Club had when the Company launched its innovative cannabis discount club model approximately ten months ago. High Tide looks forward to expanding the Cabana Club membership program through the launch of Cabana Elite - a paid upgrade of Cabana Club that will offer members additional premium benefits, which the Company anticipates rolling out by the end of 2022. Those customers who do not wish to upgrade to the premium service will continue to enjoy their existing Cabana Club membership benefits free of charge.

CHIEF TECHNOLOGY OFFICER

High Tide additionally announced today that Greg Fleury has departed his role of Chief Technology Officer. Mr. Fleury's duties have been added to the portfolio of the Company's Chief Operating Officer, Aman Sood, who will be supported by an enhanced IT and e-commerce team. High Tide thanks Mr. Fleury for his services and wishes him all the best in his future professional endeavours.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised retailer of recreational cannabis in Canada, with 139 current locations spanning Ontario, Alberta, British Columbia, Manitoba, and Saskatchewan. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk,, BlessedCBD.de, and Amazon UK, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 25-AUG-22